Exhibit 99.1

National Energy Services Reunited Corp. Reports First Quarter Financial Results

●	Revenue for the quarter ended March 31, 2025, is $303.1 million, growing 2.1% year-over-year
●	Net income for the quarter ended March 31, 2025, is $10.4 million, growing 4.1% year-over-year
●	Adjusted EBITDA (a non-GAAP measure)* for the quarter ended March 31, 2025, is $62.5 million, as compared to $64.2 million for the quarter ended March 31, 2024
●	Diluted Earnings per Share (EPS) for the quarter ended March 31, 2025, is $0.11, growing 10.0% year-over-year
●	Operating cash flow for the three months ended March 31, 2025, is $20.5 million

HOUSTON, June 3, 2025 – National Energy Services Reunited Corp. (“NESR” or the “Company”) (Nasdaq: NESR) (Nasdaq: NESRW), a national, industry-leading provider of integrated energy services in the Middle East and North Africa (“MENA”) region, today reported its financial results as of and for the three months ended March 31, 2025. The Company posted the following results for the periods presented:

	Three Months Ended			Variance
(in thousands except per share amounts and percentages)	March 31, 2025	December 31, 2024	March 31, 2024	Sequential	Year-over-year

Revenue	$303,102	$343,682	$296,848	(11.8)%	2.1%
Net income	10,391	26,837	9,982	(61.3)%	4.1%
Adjusted net income (non-GAAP)*	12,963	28,140	14,046	(53.9)%	(7.7)%
Adjusted EBITDA (non-GAAP)*	62,463	87,219	64,216	(28.4)%	(2.7)%
Diluted EPS	0.11	0.28	0.10	(60.7)%	10.0%
Adjusted Diluted EPS (non-GAAP)*	0.14	0.30	0.15	(53.3)%	(6.7)%

*The Company presents its financial results in accordance with generally accepted accounting principles in the United States of America (“GAAP”). However, management believes that using additional non-GAAP measures will enhance the evaluation of the profitability of the Company and its ongoing operations. Please see Tables 1, 2, 3, and 4 below for reconciliations of GAAP to non-GAAP financial measures. The Condensed Consolidated Balance Sheets, Condensed Consolidated Interim Statements of Operations, and Condensed Consolidated Interim Statements of Cash Flows are derived from the unaudited condensed consolidated interim financial statements present in our Period Report on Form 6-K as of and for the three months ended March 31, 2025.

Stefan Angeli, Chief Financial Officer commented “Despite seasonal slowdowns associated with the holy month of Ramadan and continued macroeconomic uncertainty, NESR delivered solid results in Q1 2025. Revenue reached $303.1 million, representing a 2.1% increase compared to Q1 2024, and as expected, declined sequentially from Q4 2024. Adjusted EBITDA for the quarter was $62.5 million, with a margin of 20.6%, while cash flow from operations totaled $20.5 million.

Owing to the strength of our recent financial results, we are pleased to report that our Net Debt to Adjusted EBITDA ratio remained below 1.0, ending the quarter at 0.93 as of March 31, 2025, a significant improvement from 1.30 at March 31, 2024. Adjusted EPS for Q1 2025 was $0.14, broadly in line with $0.15 reported in Q1 2024. Return on Capital Employed (ROCE) on a trailing twelve-month basis was 11.3%. Operational execution across the region remained strong throughout the quarter, underpinned by continued improved processes, streamlined procedures, and reinforced internal controls. These enhancements have transformed our back-office operations and played a significant role in driving our performance.

In spite of global economic headwinds, conditions in the MENA region remain supportive of growth, and NESR remains firmly focused on its core strategic priorities: delivering profitable revenue growth, enhancing execution efficiency, commercializing new technology, and improving debt reduction and working capital efficiency to support long-term financial performance. On behalf of management, I would like to express our sincere gratitude to our entire workforce for their outstanding efforts in delivering these results, and to our directors, shareholders, and banking partners for their continued trust and unwavering support. We believe the path forward holds significant opportunity, and we remain confident in our ability to deliver.”

Sherif Foda, Chairman and Chief Executive Officer, commented, “Firstly, I would like to express my sincere appreciation to our field teams for their unwavering commitment, exceptional service quality, and dedication to our valued customers during the quarter, especially in light of the holiday period and geopolitical headwinds in recent months. We take pride in operating within the strongest geographic region globally for upstream activity and despite recent declines in commodity prices, we remain confident in our continued growth trajectory. Much like our successful execution during the COVID-19 pandemic in 2020 and 2021, we are once again investing countercyclically, positioning ourselves for opportunities in the short, medium, and long term. With multiple recent contract awards across key countries, we anticipate solid performance in both 2025 and 2026. We are also accelerating the deployment of advanced technologies across our footprint and are especially encouraged by the momentum in our NEDA portfolio. This progress signals a major opportunity in unlocking value in the water and mineral sectors, an area we are truly excited about.”

Net Income and Adjusted Net Income Results

For the quarter ended March 31, 2025, the Company reported net income of $10.4 million, an increase of $0.4 million compared to the same period last year. This improvement was primarily driven by increased rig assignments in Saudi Arabia and higher contributions from the ROYA™ advanced directional drilling platform, partially offset by the seasonal slowdown in project activity during the holy month of Ramadan. Adjusted net income for the quarter ended March 31, 2025, was $13.0 million, which includes adjustments totaling $2.6 million (collectively, ‘Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS’). These adjustments primarily relate to expenditures aimed at remediating the Company’s material weaknesses and impairment charges, somewhat counterbalanced by releases from litigation reserves and current expected credit loss provisions. A complete list of the adjusting items and the associated reconciliation from GAAP has been provided in Table 1 below in the section entitled “Reconciliation of Net Income and Adjusted Net Income.”

The Company reported $0.11 of diluted EPS for the quarter ended March 31, 2025. Adjusted for the impact of Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS, Adjusted Diluted EPS, a non-GAAP measure described in Table 1 below, for the quarter ended March 31, 2025, was $0.14.

Adjusted EBITDA Results

The Company generated Adjusted EBITDA of $62.5 million for the quarter ended March 31, 2025, representing a decrease of 2.7% year-over-year. Adjusted EBITDA includes adjustments totaling $2.6 million (referred to as ‘Total Charges and Credits impacting Adjusted EBITDA’), which represent components of the Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS that are not related to interest, taxes, or depreciation and amortization. As referenced above, a detailed list of these adjusting items and the corresponding GAAP reconciliation is provided in Table 1. The Company reported the following financial results for the periods presented.

(in thousands)	Quarter ended March 31, 2025	Quarter ended December 31, 2024	Quarter ended March 31, 2024
Revenue	$303,102	$343,682	$296,848
Adjusted EBITDA	$62,463	$87,219	$64,216

Balance Sheet

Cash and cash equivalents are $78.7 million as of March 31, 2025, compared to $108.0 million as of December 31, 2024.

Free cash flow, a non-GAAP measure, was negative $9.6 million for the three months ended March 31, 2025, compared to $31.2 million for the same period in 2024. The decline was primarily driven by seasonal increases in working capital during the holy month of Ramadan, mitigated in part by lower capital expenditures year-over-year.

As of March 31, 2025, total debt stood at $366.3 million, with $127.7 million classified as short-term, compared to $382.8 million and $128.5 million, respectively, as of December 31, 2024. Net Debt (a non-GAAP measure), defined as the sum of current installments of long-term debt, short-term borrowings, and long-term debt, less cash and cash equivalents, totaled $287.6 million at March 31, 2025, up from $274.9 million at year-end 2024. The increase in Net Debt was primarily due to a decrease in cash, despite long-term debt repayments made during the quarter. A reconciliation of the comparable GAAP measures to Net Debt is provided in Table 4 below, entitled “Reconciliation to Net Debt.”

About National Energy Services Reunited Corp.

Founded in 2017, NESR is one of the largest national oilfield services providers in the MENA and Asia Pacific regions. With over 6,000 employees, representing more than 60 nationalities in 16 countries, the Company helps its customers unlock the full potential of their reservoirs by providing Production Services such as Hydraulic Fracturing, Cementing, Coiled Tubing, Filtration, Completions, Stimulation, Pumping and Nitrogen Services. The Company also helps its customers to access their reservoirs in a smarter and faster manner by providing Drilling and Evaluation Services such as Drilling Downhole Tools, Directional Drilling, Fishing Tools, Testing Services, Wireline, Slickline, Drilling Fluids and Rig Services.

Conference Call

A conference call is scheduled for 8:00 AM ET on June 3, 2025, to discuss the financial results. Investors, analysts and members of the media interested in listening to the conference call are encouraged to participate by dialing in to the U.S. toll-free line at 1-877-407-0890 or the international line at 1-201-389-0918, approximately 10 minutes prior to the start of the call.

A live, listen-only earnings webcast will also be broadcast simultaneously under the “Investors” section of the Company’s website at www.nesr.com. Following the end of the conference call, a replay will be available after the event under the “Investors” section of the Company’s website.

Forward-Looking Statements

This communication contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). Any and all statements contained in this communication that are not statements of historical fact, may be deemed forward-looking statements. Terms such as “may,” “might,” “would,” “should,” “could,” “project,” “estimate,” “predict,” “potential,” “strategy,” “anticipate,” “attempt,” “develop,” “plan,” “help,” “believe,” “continue,” “intend,” “expect,” “future,” and terms of similar import (including the negative of any of these terms) may identify forward-looking statements. However, not all forward-looking statements may contain one or more of these identifying terms. Forward-looking statements in this communication may include, without limitation, the plans and objectives of management for future operations, projections of income or loss, earnings or loss per share, capital expenditures, dividends, capital structure or other financial items, the Company’s future financial performance, expansion plans and opportunities, completion and integration of acquisitions, and the assumptions underlying or relating to any such statement.

The forward-looking statements are not meant to predict or guarantee actual results, performance, events or circumstances and may not be realized because they are based upon the Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which the Company has no control over including the impact of the extent of any material weakness or significant deficiencies in our internal control over financial reporting and any action taken by the Securities and Exchange Commission (the “SEC”) including potential fines or penalties arising out of the SEC inquiry. Actual results and the timing of certain events and circumstances may differ materially from those described by the forward-looking statements as a result of these risks and uncertainties. Factors that may influence or contribute to the accuracy of the forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation: catastrophic events, the level of capital spending by our customers, political, market, financial and regulatory risks, including those related to the geographic concentration of our operations and customers, our operations, including maintenance, upgrades and refurbishment of our assets, may require significant capital expenditures, which may or may not be available to us, operating hazards inherent in our industry and the ability to secure sufficient indemnities and insurance, our ability to successfully integrate acquisitions, competition, including for capital and technological advances, and other risks and uncertainties set forth in the Company’s most recent Annual Report on Form 20-F filed with the SEC.

You are cautioned not to place undue reliance on forward-looking statements because of the risks and uncertainties related to them and to the risk factors. The Company disclaims any obligation to update the forward-looking statements contained in this communication to reflect any new information or future events or circumstances or otherwise, except as required by law. You should read this communication in conjunction with other documents which the Company may file or furnish from time to time with the SEC.

The preliminary financial results for the Company as of and for the three months ended March 31, 2025, included in this press release represent the most current information available to management. The Company’s actual results when disclosed in its subsequent Periodic Reports on Form 6-K may differ from these preliminary results as a result of the completion of the Company’s financial statement closing procedures, final adjustments, completion of the independent registered public accounting firm’s review procedures, and other developments that may arise between now and the disclosure of the final results.

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$ thousands, except share data)

	March 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	$78,695	107,956
Accounts receivable, net	164,805	137,265
Unbilled revenue	130,072	111,734
Service inventories	101,419	96,772
Prepaid assets	9,400	10,146
Retention withholdings	22,238	31,072
Other receivables	42,573	38,476
Other current assets	5,646	7,095
Total current assets	554,848	540,516
Non-current assets
Property, plant and equipment, net	426,007	438,146
Intangible assets, net	61,044	65,696
Goodwill	645,096	645,095
Operating lease right-of-use assets	24,863	26,042
Other assets	57,465	58,183
Total assets	$1,769,323	$1,773,678

Liabilities and equity
Liabilities
Accounts payable and accrued expenses	306,626	305,308
Current installments of long-term debt	67,323	68,735
Short-term borrowings	60,350	59,720
Income taxes payable	8,012	7,728
Other taxes payable	25,195	27,482
Operating lease liabilities	5,268	5,449
Other current liabilities	29,795	29,090
Total current liabilities	502,569	503,512

Long-term debt	238,651	254,387
Deferred tax liabilities	5,748	5,632
Employee benefit liabilities	33,296	31,806
Non-current operating lease liabilities	19,996	20,843
Other liabilities	48,584	49,266
Total liabilities	848,844	865,446

Equity
Preferred shares, no par value; unlimited shares authorized; none issued and outstanding at March 31, 2025 and December 31, 2024, respectively	-	-
Common stock and additional paid in capital, no par value; unlimited shares authorized; 96,352,966 and 96,045,856 shares issued and outstanding at March 31, 2025, and December 31, 2024, respectively	896,149	894,293
Retained (deficit)	24,261	13,870
Accumulated other comprehensive income	69	69
Total equity	920,479	908,232
Total liabilities and equity	$1,769,323	$1,773,678

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(In US$ thousands, except share data and per share amounts)

	For the three-month period ended
Description	March 31, 2025	March 31, 2024

Revenues	$303,102	$296,848
Cost of services	(265,647)	(253,906)
Gross profit	37,455	42,942
Selling, general and administrative expenses (excluding Amortization)	(11,821)	(13,691)
Amortization	(4,693)	(4,693)
Operating income	20,941	24,558
Interest expense, net	(8,284)	(10,604)
Other income, net	1,059	621
Income before income tax	13,716	14,575
Income tax expense	(3,325)	(4,593)
Net income	$10,391	$9,982

Weighted average shares outstanding:
Basic	96,139,181	95,064,382
Diluted	96,710,484	95,423,850

Earnings per share:
Basic	$0.11	$0.11
Diluted	$0.11	$0.10

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(In US$ thousands)

	For the three-month period ended
	March 31, 2025	March 31, 2024

Cash flows from operating activities:
Net income	$10,391	$9,982
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,035	33,624
Share-based compensation expense	1,856	1,349
Loss / (Gain) on disposal of assets	(363)	2,098
Non-cash interest (income) expense	(143)	799
Deferred tax expense	(1,239)	(1,209)
Allowance for (reversal of) doubtful receivables	(16)	1,641
Charges on obsolete service inventories	920	1,061
Impairments and other charges	1,118	-
Other operating activities, net	38	3
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(27,524)	(18,226)
(Increase) decrease in unbilled revenue	(18,339)	(10,308)
(Increase) decrease in retention withholdings	8,834	23,072
(Increase) decrease in inventories	(5,567)	1,833
(Increase) decrease in prepaid expenses	746	930
(Increase) decrease in other current assets	(2,646)	1,945
Change in other long-term assets and liabilities	2,137	4,459
Increase (decrease) in accounts payable and accrued expenses	15,094	24,435
Increase (decrease) in other current liabilities	(847)	(7,868)
Net cash provided by operating activities	20,485	69,620

Cash flows from investing activities:
Capital expenditures	(30,124)	(38,408)
IPM investments (Note 2)	-
Proceeds from disposal of assets	637	45
Other investing activities	(2,000)	(3,000)
Net cash used in investing activities	(31,487)	(41,363)

Cash flows from financing activities:
Proceeds from long-term debt	-	-
Repayments of long-term debt	(17,537)	(17,936)
Proceeds from short-term borrowings	26,841	9,757
Repayments of short-term borrowings	(26,252)	(23,792)
Payments on capital leases	(710)	(135)
Payments on seller-provided financing for capital expenditures	(601)	(1,050)
Other financing activities, net	-	(163)
Net cash used in financing activities	(18,259)	(33,319)

Effect of exchange rate changes on cash	-	-
Net increase (decrease) in cash	(29,261)	(5,062)
Cash and cash equivalents, beginning of period	107,956	67,821
Cash and cash equivalents, end of period	$78,695	$62,759

NATIONAL ENERGY SERVICES REUNITED CORP. AND SUBSIDIARIES

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(Unaudited)

(In US$ thousands except per share amounts)

The Company uses and presents certain key non-GAAP financial measures to evaluate its business and trends, measure performance, prepare financial projections and make strategic decisions. Included in this release are discussions of earnings before interest, income tax and depreciation and amortization adjusted for certain non-recurring and non-core expenses (“Adjusted EBITDA”), net income and diluted earnings per share (“EPS”) adjusted for certain non-recurring and non-core expenses (“Adjusted Net Income” and “Adjusted Diluted EPS,” respectively), as well as a reconciliation of these non-GAAP measures to net income and diluted EPS, respectively, in accordance with GAAP. The Company also discusses the non-GAAP balance sheet measure of the sum of our recorded current installments of long-term debt, short-term borrowings, and long-term debt less cash and cash equivalents (“Net Debt”) in this release and provides a reconciliation to the GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt to Net Debt. The Company also discusses Free Cash Flow reconciled to Operating Cash Flow.

The Company believes that the presentation of Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS provides useful information to investors in assessing its financial performance and results of operations as the Company’s board of directors, management and investors use Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS to compare the Company’s operating performance on a consistent basis across periods by removing the effects of changes in capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization), items that do not impact the ongoing operations (transaction, integration, and startup costs) and items outside the control of its management team. Similarly, Net Debt is used by management as a liquidity measure used to illustrate the Company’s debt level absent variability in cash and cash equivalents, and the Company believes that the presentation of Net Debt provides useful information to investors in assessing its financial leverage. Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS should not be considered as an alternative to operating income, net income, or diluted EPS, respectively, the most directly comparable GAAP financial measures. Net Debt also should not be considered as an alternative to GAAP measures of cash and cash equivalents, current installments of long-term debt, short-term borrowings, and long-term debt. Finally, Free Cash Flow is used by management as a liquidity measure to illustrate the Company’s ability to produce cash that is available to be distributed in a discretionary manner, after excluding investments in capital assets. Free Cash Flow should not be considered as an alternative to Net cash provided by (used in) operations or Net cash provided by (used in) investing activities, respectively, the most directly comparable GAAP financial measures. Non-GAAP financial measures have important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measure. You should not consider non-GAAP measures in isolation or as a substitute for an analysis of the Company’s results as reported under GAAP.

Table 1 - Reconciliation of Net Income and Diluted EPS to Adjusted Net Income and Adjusted Diluted EPS

	Quarter ended		Quarter ended		Quarter ended
	March 31, 2025		December 31, 2024		March 31, 2024
	Net	Diluted	Net	Diluted	Net	Diluted
	Income	EPS	Income	EPS	Income	EPS

Net Income	$10,391	$0.11	$26,837	$0.28	$9,982	$0.10
Add/(Subtract): Charges and Credits impacting Adjusted EBITDA, Adjusted Net Income, and Adjusted Diluted EPS:
Costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation	1,488	0.02	1,480	0.02	3,370	0.04
Impairments	1,118	0.01	3,741	0.04	-	-
Current expected credit loss (releases) provisions	(227)	-	486	0.01	1,820	0.02
Litigation (releases) provisions	(837)	(0.01)	340	-	-	-
Restructuring projects	-	-	-	-	(1,126)	(0.01)
Other write-offs (recoveries) and provisions (release of provisions)	1,030	0.01	(958)	(0.01)	-	-
Total Charges and Credits impacting Adjusted EBITDA (1)	2,572	0.03	5,089	0.06	4,064	0.05
Add/(Subtract): Charges and Credits impacting only Adjusted Net Income and Adjusted Diluted EPS:
Release of uncertain tax position	-	-	(3,786)	(0.04)	-	-
Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS (2)	2,572	0.03	1,303	0.02	4,064	0.05
Total Adjusted Net Income and Adjusted Diluted EPS	$12,963	$0.14	$28,140	$0.30	$14,046	$0.15

(1)	In the quarter ended March 31, 2025, Total Charges and Credits impacting Adjusted EBITDA included $1.5 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.1 million of impairments, $(0.2) million of current expected credit loss (releases) provisions, $(0.8) million of litigation (releases) provisions, and $1.0 million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended December 31, 2024, Total Charges and Credits impacting Adjusted EBITDA included $1.5 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $3.7 million of impairments, $0.5 million of current expected credit loss (releases) provisions, $0.3 million of litigation (releases) provisions, and $(1.0) million of other write-offs (recoveries) and provisions (release of provisions). In the quarter ended March 31, 2024, Total Charges and Credits impacting Adjusted EBITDA included $3.4 million of costs associated with the restatement of our 2018-2020 financial statements, including the SEC inquiry and remediation, $1.8 million of current expected credit loss (releases) provisions, and $(1.1) million related to restructuring projects.
(2)	Total Charges and Credits impacting Adjusted Net Income and Adjusted Diluted EPS for the quarter ended December 31, 2024, was $1.3 million inclusive of Total Charges and Credits impacting Adjusted EBITDA of $5.1 million, less $(3.8) million related to the release of an uncertain tax position.

Table 2 - Reconciliation of Net Income to Adjusted EBITDA

	Quarter ended March 31, 2025	Quarter ended December 31, 2024	Quarter ended March 31, 2024

Net Income	$10,391	$26,837	$9,982
Add:
Income Taxes	3,325	3,316	4,593
Interest Expense, net	8,284	9,905	10,604
Depreciation and Amortization	37,891	42,072	34,973
Total Charges and Credits impacting Adjusted EBITDA (3)	2,572	5,089	4,064
Total Adjusted EBITDA	$62,463	$87,219	$64,216

(3)	Total Charges and Credits impacting Adjusted EBITDA are described in Table 1 above. Charges and Credits impacting Adjusted EBITDA exclude items related to interest, income tax and depreciation and amortization.

Table 3 - Reconciliation of Net cash provided by (used in) operating activities to Free Cash Flow

	Three months ended March 31, 2025	Three months ended March 31, 2024

Net cash provided by operating activities	$20,485	$69,620
Less:
Capital expenditures	(30,124)	(38,408)
Free cash flow	$(9,639)	$31,212

Table 4 - Reconciliation to Net Debt

	As of March 31, 2025	As of December 31, 2024	As of March 31, 2024

Current installments of long-term debt	$67,323	$68,735	$71,345
Short-term borrowings	60,350	59,720	34,912
Long-term debt	238,651	254,387	314,418
Less:
Cash and cash equivalents	(78,695)	(107,956)	(62,759)
Net Debt	$287,629	$274,886	$357,916

For inquiries regarding NESR, please contact:

Stefan Angeli or Blake Gendron

National Energy Services Reunited Corp.

832-925-3777

investors@nesr.com